June 22, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Andrew Mew
Accounting Branch Chief
Division of Corporate Finance
cc:                           Scott Stringer
Staff Accountant
Division of Corporate Finance

By Facsimile:  703. 813.6980

RE:           Fresh Traffic Group, Inc. (the “Company”)
Form 10-Q for the Quarterly Period Ended November 30, 2010
Filed January 21, 2011
Form 8-K/Amendment No. 1
Filed January 31, 2011
File No. 000-53703

Dear Mr. Mew:

Further to your letter of April 29, 2011 in regard to the above noted Company filings, we respond as follows:

Form 8-K/Amendment No. 1 filed January 31, 2011

Ex-99.2

Notes to Pro Forma Consolidated Financial Statements, page 4

Comment:

1.           We note your response to comment one of our letter dated March 3, 2011; however, we remain unclear how the two shareholders of the operating company effectively control the combined entity in light of their 22.47% voting and ownership interests of the combined entity. Please provide us your full analysis behind your determination that the operating company is the accounting acquirer based on the factors within paragraphs 11 to 15 of FASB ASC 805-10-55. In the response, if the two shareholders control the Board of Directors, please explain to us the composition of the Board, the election process and the terms of the Board members as well as if the members can be removed by shareholders' exercise of their voting rights via majority or supermajority of the votes.

Fresh Traffic Group, 1680 CanWest Place, 201 Portage Avenue Winnipeg, MB R3B 3K8
Phone: (1) 204.942.4200   Fax: (1) 204.942.4498 www.freshtraffic.ca GST Reg Number: 848375093

Response:

We have reviewed paragraphs 11 to 15 of FASB ASC 805-10-55 and we respond as follows:

We note that under B3.1.2 of FASB ASC 805-10-55 item 11, it states:
“In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfer the cash or other assets or incurs the liabilities.”

In this case Fresh Traffic Group Inc. (formerly Estate Coffee Holdings Corp.), the reporting issuer had minimal cash ($145), minimal  current assets ($4,830), minimal total assets ($4,830) and limited operations, whereas Fresh Traffic Group Corp.  had cash ($11,785), current assets ($37,727), total assets ($65,449) and substantial revenue generating operations as compared to the operations of the reporting issuer.  Therefore we take the position that Fresh Traffic Group Corp. under this test is the acquirer.

Under 805-12-55-12  we reviewed the transaction based on the bolded guidance:

“In a business combination effected primarily by exchanging equity interest, the acquirer usually is the entity that issues its equity interest.   However, in some business combinations, commonly called reverse acquisition, the issuing entity is the acquiree……..Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests..

After taking into consideration the fact that Mr. Booth was the sole officer and director of both companies at the time of the acquisition and therefore had effective control over both entities as well as the fact that  the acquired company Fresh Traffic Group Corp. would undertake all operations of the Company through Mr. Booth and the fact that both assets and revenues of Fresh Traffic Group Corp. exceeded substantially the assets of the reporting issuer, and the fact that the Fresh Traffic Group Corp. was not dependent on loans or the sale of shares but generated sufficient revenues to fund operations it was determined that all of these circumstances taken together would denote that this transaction was a reverse merger.

Under 805-12-55-13, we relied on the guidance:

“However, ownership of more than 50% of the voting rights in the combine entity should not be considered a presumptive factor in determining the accounting acquirer.”

We considered the amended by laws of the Company under section 2.6 which provides for a quorum with 20% of the stock issued and outstanding constituting a quorum for purposes of convening and transacting business at a meeting.  We further considered that collectively the Company issued a total of 8,000,000 shares for the acquisition to three parties and that those shares collectively represent 22.47% of the vote and no other shareholders hold sufficient shares to constitute a quorum voting independently of each other.

Directors are elected at the annual meeting of the stockholders and each director shall hold office until his, or her, as the case may be, successor is elected and qualified.

The bylaws provide that annual meetings are set by the Board of Directors and special meetings may be called by the President or the Secretary, resolution of the Board of Directors or require stockholders owning a majority of the issue and outstanding stock.

The Bylaws further provide that they may be amended by the Board of Directors of the Company.

By virtue of the fact that Mr. Booth is the sole director of the Company and the next largest stockholder holds approximately 5% of the total issued and outstanding shares of the Company, and after reviewing the bylaws, we have made the determination that it would be difficult for any other stockholders (unless they acted collectively and they would still require the cooperation of the Board of Directors) to control the voting of the Company.

Therefore, based on all of the above factors, we have determined that the correct accounting treatment for the acquisition is the treatment as applied in our filings.

Form 10-Q for the Quarterly Period Ended November 30, 2010

Note 2. Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-5

Comment:

2.           We note your response to comment three of our letter dated March 3, 2011 and your intent to better describe the Company's primary revenue generating operations. We also noted your response that fees for services and work product must be paid in advance of services provided and that you recorded revenues on the first day of the month and on a straight line basis over the contract period.  Please explain to us in more detail your revenue earning process as well as on how you recognize revenue for fees received in advance of services provided.  Refer to SAB Topic 13.

Response:

In regard to your request for further information, we wish to further clarify our revenue earning process and our recognition policies for revenue received in advance of services provided.

Search Engine Optimization (“SEO”) billings are prepared and invoiced to clients on or around the 25th of each month for the services to be provided in the upcoming month.  Payment is due within 7 days from receipt of invoice.  Most clients pay upon presentation of invoice, some pay on the 10th of the following month or advise if they will be delayed in payment.

The Company has a strict policy for payment due to the fact that the Company must pay its vendors on the 14th of each month for dedicated advertising on behalf of each client.  This Company policy relates to the dynamics of the internet.  In the virtual and digital space of SEO and SEM (search engine maximization), once service and advertising costs are incurred there is no way to “claw back” or repossess if the client does not pay, therefore immediately upon payment of invoice and prior to having to fund the advertising costs, the Company provides the services and books the revenue.  Therefore, it is imperative that there is a strict billing policy.

In reference to SAB Topic 13 the Company recognizes the revenue when earned due to the fact that all of the following criteria is met:

1.  The Company has service agreements with all clients – therefore evidence of an arrangement exists.

2.  Services are provided when the funds are received or payment arrangements are made with long term clients – therefore delivery has occurred or services have been rendered.

3.  Services have a fixed price pursuant to the invoice tendered in advance of services and pursuant to a contractual agreement therefore the seller’s price to the buyer is fixed or determinable; and

4.  The fees are collected at the time or prior to the time the services are provided, therefore collectivility is reasonably assured.

We acknowledge that:

-           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do remain available should anything further be required in this matter.

Sincerely,

   /s/ Jerry Booth
Jerry Booth
Chief Executive Officer

cc: file